SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

          (Mark One)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________________ to ___________________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           TRUSTCORP MORTGAGE COMPANY
                        EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           TRUSTCORP MORTGAGE COMPANY
                           EMPLOYEE RETIREMENT SAVINGS PLAN

                           By the Plan Administrator
                           TRUSTCORP MORTGAGE COMPANY

                          /s/Jay A. Rudynski
                          --------------------------------------------
                          Jay A. Rudynski, Chief Financial Officer


Date:  June 28, 2004

                       Financial Statements and Schedule

          Trustcorp Mortgage Company Employee Retirement Savings Plan

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                           Trustcorp Mortgage Company
                        Employee Retirement Savings Plan


                 For the years ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.......................1

Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4

Schedule

Schedule of Assets Held for Investment Purposes At End of Year................8

Exhibits

Consent of Independent Registered Public Accounting Firm...........Exhibit 23.1

             Report of Independent Registered Public Accounting Firm


Board of Directors
Trustcorp Mortgage Company


We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                    /s/Ernst & Young LLP
                                    -------------------

Columbus, Ohio
June 24, 2004

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                      DECEMBER 31
                                                2003                2002
                                            --------------------------------

ASSETS
Cash and cash equivalents                   $    45,683         $    35,204

Investments at fair value
    Common stock                                923,402             474,928
    Mutual funds                              2,961,002           2,022,428
    1st Source Bank common trust fund           511,452             590,188
    Participant loans receivable                217,024             240,387
                                            --------------------------------
      Total investments                       4,612,880           3,327,931

Contribution receivable
    Employer                                     24,151               8,553
    Employee                                     15,332              22,146
                                            --------------------------------
                                                 39,483              30,699
Other assets
    Other Receivables                             6,374               7,404

Total assets                                  4,704,420           3,401,238

LIABILITIES

Accrued expenses payable                         10,806              12,374
Investment purchases payable                          -              15,016
                                            --------------------------------
Total liabilites                                 10,806              27,390
                                            --------------------------------

Net assets available for benefits           $ 4,693,614         $ 3,373,848
                                            ================================


See accompanying notes.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                                              FOR THE YEAR ENDED
                                                  DECEMBER 31
                                             2003             2002
                                           -----------------------------

ADDITIONS

 Investment income:
   Interest                                 $   16,471         $ 19,213
   Dividends                                    49,425           45,903
   Capital losses                              (32,776)        (104,315)
   Net appreciation (depreciation)
     in fair value of investments              797,185         (232,489)
                                           -----------------------------
                                               830,305         (271,688)
                                           -----------------------------
 Contributions:
   Employer                                    174,768          146,278
   Employee                                    453,176          392,153
                                           -----------------------------
                                               627,944          538,431
                                           -----------------------------
Total additions                              1,458,249          266,743

DEDUCTIONS
   Benefits paid to participants               113,361          552,963
   Plan expenses                                25,122           27,791
                                           -----------------------------
Total deductions                               138,483          580,754
                                           -----------------------------

Net increase (decrease)                      1,319,766         (314,011)

Net assets available for benefits:
   Beginning of year                         3,373,848        3,687,859
                                           -----------------------------
   End of year                              $4,693,614       $3,373,848
                                           =============================


See accompanying notes.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2003



1. DESCRIPTION OF THE PLAN

GENERAL
The Trustcorp Mortgage Company Employee Retirement Savings Plan
(the "Plan") is a defined contribution plan covering substantially all employees of Trustcorp Mortgage Company ("Trustcorp") who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp Mortgage Company may authorize a contribution from consolidated net profit or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

FUNDING AND VESTING
Participants are permitted to designate up to 25% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. In addition, participants age 50 or older may elect to defer up to an additional $2,000 (in 2003) and $1,000 (in 2002) per year (called "catch-up contributions") to the plan. When applying the discretionary matching contributions, only salary reductions up to six percent (6%) of eligible employee compensation is considered. For the years 2003 and 2002, the discretionary matching contribution percentage was 50%. In addition, as part of the profit sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. For the years 2003 and 2002, this discretionary contribution was equal to $16,000 and $0 respectively.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may be up to fifteen years.

PAYMENT OF BENEFITS
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2003 and 2002, there have been no amounts allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years, but had yet to receive their final distribution.

PLAN TERMINATION
Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES
The financial statements of the Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value by $797,185 and ($232,489), respectively, as follows:

                                       NET APPRECIATION      NET APPRECIATION
                                       (DEPRECIATION) IN    (DEPRECIATION) IN
                                       FAIR VALUE DURING    FAIR VALUE DURING
                                             2003                2002
                                       ------------------ ---------------------

Common stock                               $  203,596        $     (80,083)
Mutual funds                                  584,992             (160,108)
1st Source Bank common trust fund               8,597                7,702
                                       ---------------- ---------------------
                                           $  797,185        $    (232,489)
                                       ================ =====================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:
                                                       2003              2002
                                                    --------          ----------

1st Source Corporation common stock                 $779,587          $ 351,214
Morgan Stanley Institutional International Equity    540,031            476,495
1st Source Monogram Income Equity Fund               584,843            421,885
1st Source Monogram Diversified Equity Fund          579,368            416,327
1st Source Monogram Special Equity Fund              582,345            417,196
1st Source Monogram Income Fund                      414,627            290,525
1st Source Monogram Long/Short Fund                  243,173                  -
1st Source Bank Employee
  Benefit Guaranteed Income Fund                     511,452            590,188

           Trustcorp Mortgage Company Employee Retirement Savings Plan

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2003 were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

                                                    2003                 2002
                                                 ----------          ----------
1st Source Corporation Common Stock               $779,587           $ 351,214
1st Source Monogram Income Equity Fund             584,843             421,885
1st Source Monogram Diversified Equity Fund        579,368             416,327
1st Source Monogram Special Equity Fund            582,345             417,196
1st Source Monogram Income Fund                    414,627             290,525
1st Source Monogram Long/Short Fund                243,173                   -
1st Source Bank Employee
  Benefit Guaranteed Income Fund                   511,452             590,188

Plan transactions with parties-in-interest during the years ended December 31, 2003 and 2002 were as follows:

    IDENTITY                 RELATIONSHIP                 2003              2002
    --------                 ------------

RSM McGladrey, Inc.      Recordkeeper & Tax Accountant   $16,701        $ 19,021
1st Source Bank          Trustee                           8,421           8,770
                                                         -----------------------
                                                         $25,122        $ 27,791
                                                         =======================

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                            EIN: 35-1933290
                                                            Plan Number: 003


               IDENTITY OF ISSUE,
                BORROWER, LESSOR
                OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT              FAIR VALUE
-----------------------------------------------------------------------------------------------------------

Common Stock:
 *1st Source Corporation                                 36,243 shares                     $   779,587
  Key Corp                                                4,905 shares                         143,815
                                                                                           --------------
                                                                                               923,402

Mutual Funds:
  Morgan Stanley Institutional
     International Equity Fund                            28,498 units                         540,032
 *1st Source Monogram Income Equity Fund                  48,615 units                         584,843
 *1st Source Monogram Diversified Equity Fund             86,344 units                         579,367
 *1st Source Mongram Special Equity Fund                  50,463 units                         582,345
 *1st Source Mongram Long/Short Fund                      24,439 units                         259,788
 *1st Source Monogram Income Fund                         40,451 units                         414,627
                                                                                           --------------
                                                                                             2,961,002
Common Trust Funds:
 *1st Source Bank Employee Benefits
   Guaranteed Income Fund                                 21,119 units                         511,452
                                                                                           --------------
                                                                                               511,452

Loans to Participants:                           $217,024 principal amount, interest
                                                    rates ranging from 5.00% to
                                                   10.50%, maturities through 2009             217,024
                                                                                           --------------
                                                                                               217,024

Total Assets Held for Investment
     Purposes at End of Year:                                                              $ 4,612,880
                                                                                           ==============